VIA EDGAR

May 8, 2017

Mr. Jeffrey A. Foor
Senior Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Peachtree Alternative Strategies Fund (“Fund”)
File Nos. 811-23184; 333-215686

Dear Mr. Foor:

This letter confirms our receipt of oral comments from you on February 27, 2017 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on January 25, 2017 (accession number 0001398344-17-000765). We want to thank you for your comments as we found your comments and clarifying questions very helpful in guiding refinements to the registration statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition, please note that the Fund is filing Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) along with this letter. The Amendment incorporates updates to the Registration Statement in response to the Comment Letter and makes certain additional changes. The Amendment is marked to note these changes. Separately, the Fund has requested acceleration of the effective date of the Amendment. In conjunction with the request for acceleration, the Fund acknowledges that:

May 8, 2017

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the SEC or the SEC’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
•
the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments/Questions Posed and Our Responses:

COMMENT 1. Does the Adviser expect to recoup organizational and offering costs during the Fund’s current fiscal year? If so, are those costs already included in “Other Expenses” in the Fee Table on p. 17 of the Prospectus?

RESPONSE 1. Yes, the Adviser expects to recoup organizational and offering costs during the Fund’s current fiscal year and the amount of the recoupment is already included in “Other Expenses” in the Fee Table.

COMMENT 2. Please disclose if true, that proceeds from the sale of Shares might be used to fund repurchases.

RESPONSE 2. We have revised the Use of Proceeds section of the Prospectus to include funding repurchases. The Section is set forth below and is marked to show changes from the Registration Statement. We note that for the initial repurchase of shares by the Fund (with a March 31, 2017 valuation date), approximately $500,000 worth of shares were tendered. The Fund has enough cash on hand, prior to any subscriptions, to pay for the repurchase of such tendered shares.

USE OF PROCEEDS

The Fund invests proceeds from the sale of Institutional Shares, net of fees and expenses, consistent with its investment objective and investment strategies. These proceeds are invested as soon as possible (and not later than 3 months) after their receipt consistent with market conditions and the availability of suitable investments. Pending investment in Portfolio Funds, the Fund may invest the proceeds in cash equivalents such as high-quality, short-term debt securities and money market funds. The Fund may also maintain a portion of the proceeds in cash equivalents to satisfy operational expenses or to fund repurchases.

At times when the Fund is not investing in Portfolio Funds, it will not be pursuing its investment objective.

May 8, 2017

COMMENT 3: Do you intend to update the Fund’s Performance section to include data from December 2016?

RESPONSE 3: Yes, we have updated the Fund’s Performance section to include performance information through March 31, 2017.

* * * * *

Thank you again for your comments to the amendment to the registration statement for the Fund. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence